UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Company Registration Number (“NIRE”) 35.300.332.067

REFERENCE FORM

Base Date: 04/28/2010

Pursuant to Attachment 24 of Instruction # 480 issued by the Brazilian Securities & Exchange Commission (“CVM”) # of December 7, 2009

12.6. In relation to each of the managers and members of the Audit Committee of Banco Santander (Brasil) S.A. (“Banco Santander”), indicate as a table:

a) Name	b) Age	c) Profession	d) Taxpayer ID (“CPF”) /Passport	e) Title	f) Election Date	g) Investiture Date	h) Term of Office	i) Other titles	j) Elected by the controlling shareholder
Marcial Angel Portela Alvarez	65	Executive	809.357.880-34	Chairman of the Board of Directors	09/02/2009	11/26/2009	Annual Meeting (“AGO”) 2011	No	Yes
Fabio Colletti Barbosa	55	Business Administrator	771.733.258-20	Vice-president of the Board of Directors	09/02/2009	11/26/2009	AGO 2011	Chief Executive Officer	Yes
José Antonio Alvarez Alvarez	50	Executive	233.771.448-97	Director	09/02/2009	11/26/2009	AGO 2011	No	Yes
José Manuel Tejón Borrajo	58	Economist	233.771.468-30	Director	09/02/2009	11/26/2009	AGO 2011	No	Yes
José de Menezes Berenguer Neto	43	Bank employee	079.269.848-76	Director	02/03/2010	04/13/2010	AGO 2011	Senior Vice- President Executive Officer	Yes
José de Paiva Ferreira	51	Manager	007.805.468-06	Director	02/03/2010	04/13/2010	AGO 2011	Senior Vice- President Executive Officer	Yes
José Roberto Mendonça de Barros	66	Economist	005.761.408-30	Independent Director	09/02/2009	11/26/2009	AGO 2011	No	Yes
Viviane Senna Lalli	52	Businesswoman	077.538.178-09	Independent Director	09/02/2009	11/26/2009	AGO 2011	No	Yes
Celso Clemente Giacometti	66	Business Administrator	029.303.408-78	Independent Director	02/03/2010	04/13/2010	AGO 2011	Member of the Audit Committee elected on 03/22/2010 (subject to the approval of the Central Bank of Brazil (“Bacen”)	Yes
Angel Oscar Agallano	53	Executive	059.234.237-90	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st Meeting of the Board of Directors (“RCA”) after AGO 2011	No	Yes
Carlos Alberto López Galán	47	Economist	212.825.888-00	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	Investors Relations Officer	Yes
Fernando Byington Egydio Martins	53	Business Administrator	007.302.838-01	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Gustavo José Costa Roxo da Fonseca	43	Engineer	149.225.568-85	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Ignacio Dominguez-Adame Bozzano	41	Bank employee	234.100.598-57	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes

João Roberto Gonçalves Teixeira	44	Economist	806.452.757-00	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Lilian Maria Ferezim Guimarães	49	Business administrator	063.940.958-00	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Oscar Rodriguez Herrero	39	Manager	060.185.177-36	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Pedro Paulo Longuini	52	Engineer	025.986.508-75	Vice-President Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Arnaldo Penteado Laudisio	46	Lawyer	089.070.238-16	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Javier Fonseca Viader	38	Business Administrator	058.006.517-01	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
José Roberto Machado Filho	41	Engineer	116.001.028-59	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Luciane Ribeiro	46	Economist	074.400.888-32	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Luis Félix Cardamone Neto	46	Business Administrator	042.649.938-73	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Marco Antônio Martins de Araújo Filho	44	Lawyer	266.159.751-49	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Marcos Matioli de Souza Vieira	49	Business Administrator	735.597.687-72	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Maria Luiza de Oliveira Pinto e Paiva	46	Bank employee	129.079.488-06	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Pedro Carlos Aráujo Coutinho	44	Manager	517.786.886-91	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Wagner Augusto Ferrari	51	Business Administrator	055.132.128-89	Executive Officer	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Alexandre Schwartsman	47	Economist	086.371.248-79	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Amancio Acúrcio Gouveia	47	Accountant	735.075.127-34	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
André Fernandes Berenguer	42	Manager	127.759.138-57	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Antonio Fernando Laurelli Ribeiro	52	Business Administrator	011.190.218-55	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Antonio Pardo de Santayana Montes	38	Economist	233.431.938-44	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Carlos Leibowicz	39	Economist	225.472.338-35	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Cassius Schymura	45	Engineer	813.530.307-68	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Claudio Almeida Prado	46	Engineer	125.808.358-22	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Ede Ilson Viani	43	Manager	064.923.468-58	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Eduardo Müller Borges	42	Manager	112.673.738-06	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Flávio Tavares Valadão	47	Engineer	710.852.627-15	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Gilberto Duarte de Abreu Filho	36	Engineer	252.311.448-86	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Gustavo Summers Albuquerque	42	Bank employee	957.136.207-78	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes
Jamil Habibe Hannouche	49	Pedagogue	020.039.308-17	Officer without Specific Designation	04/28/2010	Pending confirmation of Bacen	1st RCA after AGO 2011	No	Yes

João Guilherme de	41	Economist	119.038.148-63	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Andrade So				Specific		confirmation	after AGO
Consiglio				Designation		of Bacen	2011
Juan Colas de	48	Bank employee	233.899.898-70	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Casso				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Luis Aberto Citon	47	Bank employee	058.056.977-26	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Luiz Carlos da	51	Business	150.915.381-00	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Silva Cantidio		Administrator		Specific		confirmation	after AGO
Junior				Designation		of Bacen	2011
Luiz Felipe Taunay	43	Business	148.124.658-50	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Ferreira		Administrator		Specific		confirmation	after AGO
				Designation		of Bacen	2011
Luiz Fontoura de	41	Economist	539.313.861-04	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Oliveira Reis Filho				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Marcelo Malanga	40	Bank employee	126.359.808-02	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Marcelo Zerbinatti	36	Bank employee	136.738.758-25	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Marcio Aurelio de	41	Manager	085.947.538-70	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Nobrega				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Marco André	45	Bank employee	064.557.488-08	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Ferreira da Silva				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Marcos Adriano	45	Manager	819.920.097-91	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Ferreira Zoni				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Maria Eugênia	44	Economist	386.776.525-15	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Andrade Lopez				Specific		confirmation	after AGO
Santos				Designation		of Bacen	2011
Mauro Siequeroli	53	Business	011.585.128-30	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
		Administrator		Specific		confirmation	after AGO
				Designation		of Bacen	2011
Miguel Angel	50	Bank employee	233.348.458-69	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Albero Ocerin				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Nilo Sérgio Silveira	49	Manager	025.442.898-30	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Carvalho				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Ramón Camino	48	Bank employee	058.587.927-31	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Puig Carbo				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Ramón Sanchez	41	Economist	059.396.487-03	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Díez				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Reginaldo Antonio	40	Economist	091.440.778-31	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Ribeiro				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Roberto Correa	41	Business	076.238.618-59	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Barbuti		Administrator		Specific		confirmation	after AGO
				Designation		of Bacen	2011
Roberto de	41	Bank employee	078.602.017-20	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Oliveira Campos				Specific		confirmation	after AGO
Neto				Designation		of Bacen	2011
Ronaldo Yassuyuki	33	Bank employee	267.678.438-22	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Morimoto				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Sérgio Gonçalves	53	Economist	007.641.538-46	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Ulisses Gomes	40	Bank employee	013.149.967-03	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
Guimarães				Specific		confirmation	after AGO
				Designation		of Bacen	2011
Wilson Luiz Matar	51	Bank employee	042.307.498-99	Officer without	04/28/2010	Pending	1 st RCA	No	Yes
				Specific		confirmation	after AGO
				Designation		of Bacen	2011

12.7. Provide the same information referred to in item 12.6 concerning the members of the statutory committees

a) Name	b) Age	c) Profession	d) Taxpayer ID (“CPF”) /Passport	e) Title	f) Election Date	g) Investiture Date	h) Term of Office	i) Other titles	j) Elected by the controlling shareholder
Maria Elena	44	Economist	013.908.247-64	Coordinator	03/22/2010	Pending	03/22/2011	No	Yes
Cardoso Figueira						confirmation
						of Bacen
Celso Clemente	66	Business	029.303.408-78	Member	03/22/2010	Pending	03/22/2011	Independent	Yes
Giacometti		Administrator				confirmation		Director
						of Bacen
Sérgio Darcy da	65	Economist	050.933.687-68	Member	03/22/2010	Pending	03/22/2011	No	Yes
Silva Alves						confirmation
						of Bacen
Paulo Roberto	59	Accountant	567.047.048-68	Technical	03/22/2010	Pending	03/22/2011	No	Yes
Simões da Cunha				Qualified		confirmation
				Member		of Bacen

12.8 With respect to each of the officers and members of the tax committee, please provide: a. Résumé:

a.1. Board of Directors:

Marcial Angel Portela Alvarez. Mr. Portela is Spanish and was born on March 23, 1945. He holds a bachelor’s degree in political science from the Universidad de Madrid in Spain and a master’s degree in sociology from the University of Louvain in Belgium. He is currently the executive vice-president of Banco Santander, S.A., where he is responsible for all of the Latin American operations. He is a member of the board of directors of Banco Santander Mexico S.A. and vice-president of Banco Santander Chile S.A. He started at Banco Santander as the executive vice-president responsible for technology, operations, human resources and efficiency programs. In 1998 he worked for Comunitel, S.A. in Spain and from 1996 to 1997 he served as president of Telefonica International and from 1992 to 1996 he served as member of the board of directors of Telefonica S.A. (Spain). From 1991 to 1996 he served as administrator for Corporación Bancaria España, S.A. -Argentina and as the chairman of the board of directors of Banco Español de Crédito S.A. Banesto. From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.

Fabio Colletti Barbosa. Mr. Barbosa is Brazilian and was born on October 3, 1954. He holds a bachelor’s degree in business economics science from Fundação Getúlio Vargas in São Paulo and an MBA from the Institute for Management and Development in Lausanne. As the Vice-president of the board of directors, he is responsible for our company’s strategy in Brazil. Mr. Barbosa has been engaged in the financial market for 23 years. He was the chairman of the board of officers of Banco ABN AMRO Real S.A. (“Banco Real”) from 1996 to 2009. Mr. Barbosa joined Banco Real in 1995 as head of corporate banking and finance and, during the period from 1996 to 1998, was in charge of ABN AMRO’s strategy in Brazil. Currently, he is the chief executive officer of Banco Santander and an executive officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. He is member of the board of directors of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., Santander Leasing S.A. - Arrendamento Mercantil, Real Microcrédito Assessoria Financeira S.A., Universia Brasil, S.A., and Petróleo Brasileiro S.A. -Petrobrás. He is also president of the Brazilian Banking Federation - FEBRABAN and member of the Social and Economic Development Council of the Presidency of Brazil.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from the Universidad de Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. He started at Banco Santander, S.A. in Spain in 2002 as the head of finance management and in November 2004 was named chief financial officer. He served as financial officer of BBVA (Banco Bilbao Vizcaya Argentina, S.A.) in Spain from 1999 to 2002 and as financial officer of Corporación Bancaria de España, S.A. (Argentina) from 1995 to 1999. He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice-president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. In September 2009 he was elected as a member of the board of directors of Banco Santander. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of the board of directors of Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejon is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain. He started at Banco Santander, S.A. in Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within Grupo Santander, he also serves as the president of the board of directors of Banco de Albacete, S.A., the president of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A., the vice-president of the board of directors of Santander Investments I S.A., officer of Santander Holding Internacional, S.A., officer of Santusa Holding, S.L., vice-president of the board of directors of Santander Gestión, S.L., president of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L., and president of the board of directors of Grupo Empresarial Santander, S.L.

José de Menezes Berenguer Neto. Mr. Berenguer is Brazilian and was born on September 10, 1966. He graduated in 1989 with a law degree from Pontifícia Universidade Católica in São Paulo. As our Senior Vice-President Executive Officer, he is responsible for our global wholesale banking operations, including Global Banking & Markets and Treasury. Mr. Berenguer has been engaged in treasury and investment banking for 24 years. He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998. Mr. Berenguer was a board member of the Stock Exchange of Rio de Janeiro (Bolsa de Valores do Rio de Janeiro) between 2000 and 2002. In 2002 he became a board member of BM&F Bovespa Bolsa de Valores, Mercadorias e Futuros. He is currently an executive officer of FEBRABAN, the Brazilian Banking Federation. He is André Fernandes Berenguer’s brother. He is also an executive officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários, Aymoré Crédito, Financiamento e Investimento S.A., and chief executive officer of Banco Bandepe S.A. and Real CHP S.A.

José de Paiva Ferreira. Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from Fundação Getúlio Vargas, a post-graduate degree in business from the Fundação Getúlio Vargas and an MBA from the Wharton School of Business. As our Senior Vice-President Executive Officer, he is the head of the retail marketing distribution channels and retail products area of Banco Santander (Brasil) S.A. Mr. Ferreira has been engaged in the financial market for 35 years. He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio, Banco Santander Noroeste S.A., Banco Meridional and Banco do Estado de São Paulo S.A. - Banespa. He is also an executive officer of Santander Administradora de Consórcios Ltda., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., superintendent officer of Santander Brasil Seguros S.A., Santander Capitalização S.A. and Universia Brasil, S.A., chief executive officer of Santander Seguros S.A. In addition, he is a member of the board of directors of Universia Brasil S.A. and Real Microcrédito Assessoria Financeira S.A.

José Roberto Mendonça de Barros. Mr. Mendonça is Brazilian and was born on February 7, 1944. He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University. He is currently a member of the board of directors of BM&FBOVESPA, and a member of the advisory board of Pão de Açúcar. He was a member of the board of directors of GP Investments, of Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Economia da FIESP, Companhia Energética de São Paulo, Eletricidade de São Paulo, Companhia Paulista de Força e Luz and Companhia de Gás de São Paulo and of the strategic committee of Companhia Vale do Rio Doce.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She hold’s a bachelors degree in psychology from the Pontifícia Universidade Católica in São Paulo. From 1981 to 1996 she worked as a psychotherapist of adults and children. She is also a member of the board of President Luís Inácio Lula da Silva (CDES), of the advisory board of Febraban and Citibank Brasil, of the board of education of CNI and FIESP, of the boards of Institutos Coca-Cola, Energias do Brasil, ADVB e Todos pela Educação and of the orientation and social investment committees of Banco Itaú and Unibanco.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from Faculdade de Economia São Luís and is graduated with an accounting sciences degree from Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960, as an auditor at Citibank. From 1960 to 2001 he worked with Arthur Andersen, becoming a partner in 1974 and CEO of the Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações. He was also CEO of Souto Vidigal holding company and family office from 2004 to 2006. In February 03, 2010 he was elected as an independent member of the board of directors of Banco Santander. He is currently a statutory member of the board of LLX Logística, of the Fiscal Council and Audit Committee of AMBEV and of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Instituto Brasileiro de Governança Corporativa).

a.2. Executive Officers:

Angel Oscar Agallano. Mr. Agallano is Argentinean and was born on March 18, 1957. He holds a degree in senior management from the Escuela de Dirección e Negócios (IAE) of the Universidad Austral de Argentina. As one of our executive vice-presidents, he has been the head of operations and technology for Banco Santander. Mr. Agallano has been engaged in the financial market for 35 years. He started at Santander in Buenos Aires, Argentina in 1986. From 1997 to 2000, Mr. Agallano was a member of the board of directors of Santander in Argentina and from 2002 to 2003 he acted as a member of the Santander Venezuela board. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., and Agropecuária Tapirapé S.A.

Carlos Alberto López Galán. Mr. Galán is Spanish and was born on November 6, 1962. He holds a bachelor’s degree in business economics science from Universidad Autónoma de Madrid in Spain and a master’s degree in financial markets from Universidad Pontifícia Comillas in Spain. As one of our executive vice-presidents, responsible for the financial area, he is the investor relations and chief financial officer. Mr. Galán has been engaged in the financial market for 22 years. He started at the Santander Group as an analyst in November 1986 and in 1995 he became the controller for Santander Financial Products. From July 1997 to January 1999, he served as vice-president of Santander Investment Mexico. Mr. Galán also served from July 1999 to August 2006 as chief financial officer and operating officer and a board member for the following companies: Santander Brasil, Afore, Gestora, Aseguradora, Casa de Bolsa and Universia. He served as a board member for the Grupo Financeiro Santander Serfin and for the following companies: Altec (actually Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Aseguradora S.A. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., vice-president officer of Banco Bandepe S.A., chief executive officer of Santander Administradora de Consórcios Ltda., officer of Santander Leasing S.A. Arrendamento Mercantil, superintendent officer of Agropecuária Tapirapé S.A., and administrative officer of Norchem Participações e Consultoria S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Fernando Byington Egydio Martins. Mr. Martins is Brazilian and was born on January 7, 1957. He holds a degree in business administration from Fundação Armando Alvares Penteado. As our executive vice-president, he is responsible for trademark strategy and corporative communication. Mr. Martins has been engaged in the financial market for 30 years. He was the chief of the business and foreign relations department of Banco Itaú S.A. from 1985 through 1986. He managed his own clothing business at Mahay Ltda from 1986 to 1987, and was an officer of Metroplan from 1987 through 1992. He was an officer of Banco ABN AMRO Real S.A. from 1992 to 2009 and is executive officer of Banco Santander (Brasil) S.A. Currently he is an executive officer of Santander Administradora de Consórcios Ltda., Banco Bandepe S.A., Aymoré Crédito, Financiamento e Investimento S.A., manager at Santander Brasil Administradora de Consórcio Ltda. and officer of Santander Leasing S.A. Arrendamento Mercantil.

Gustavo José Costa Roxo da Fonseca. Mr. Fonseca is Brazilian and was born on February 4, 1967. He holds a master’s degree in electrical engineering from Escola Politécnica da Universidade de São Paulo and an MBA from the MIT Sloan School of Management in Cambridge, Massachusetts. As our executive vice-president, he is responsible for operations and information technology. Mr. Fonseca has been engaged in the information technology area for 18 years. He was a software engineer at the Brazilian Navy in the advanced research center from 1991 through 1993 and a project manager of Sectrum Consultoria from 1993 through 1997 and worked in the information technology area of Banco ABN AMRO Real S.A. Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcio Ltda, administrator of Santander Administradora de Consórcios Ltda., officer of Santander Leasing S.A. Arrendamento Mercantil, Webmotors S.A. and Celta Holdings S.A.; executive officer of Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A. He is also member of the board of directors of Real Microcrédito Assessoria Financeira S.A., Isban Brasil S.A., Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil and Tecnologia Bancária S.A.

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is a Spanish citizen and was born on August 20, 1968. He is graduated in Economics and Business Sciences with specialization in Finance from the Universidad Complutense de Madrid. He holds an MBA from the University of Houston. He joined the Santander Group in 1994, initially developing activities in the area of Global Banking & Markets and with teams of M &A, Project Finance and Leverage Finance. From August 2006 to February 2007 he served as a Managing Officer at Banco Santander Central Hispano. SCH Investment. (Spain), he was overall responsible for the area of structured transactions. From February 2007 to April 2009 he served as a Managing Officer at Banco Santander Central Hispano. Currently he is the overall responsible for the area of Credit Markets, being responsible for all products related to the debt and capital market (project financing, LBO's, acquisition financing, securities issues, etc.). From 1991 to 1992 he worked in the Department of investment analysis of Dragados y Construcciones S.A. (Spain).

João Roberto Gonçalves Teixeira. Mr. Teixeira is Brazilian and was born on May 30, 1965. He holds an MBA from the London Business School and a master’s degree in economics from Pontifícia Universidade Católica in Rio de Janeiro. As one of our executive vice-presidents, he is responsible for corporate and business banking. Mr. Teixeira has been engaged in the financial market for 15 years. He served as a special advisor of the Ministry of Treasury in 1993 and was head of foreign affairs for the Brazilian Secretary of Political Economics. Mr. Teixeira was a managing officer of Dresdner Kleinwort Wasserstein from 1994 through 2002 and has been in the Santander Group ever since. Currently, he is member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil.

Lilian Maria Ferezim Guimarães. Ms. Guimarães is Brazilian and was born on August 26, 1960. She holds a degree in business administration from the Fundação Getulio Vargas, a specialization degree in human resources also from the Fundação Getulio Vargas and a specialization degree in business administration from Fundação Dom Cabral. As one of our executive officers, she is responsible for the development and implementation of human resources policies. Ms. Guimarães has been engaged in the human resources area for 26 years. She was an analyst of employee compensation for Unibanco - União de Bancos Brasileiros S.A. from 1984 through 1986, a compensation manager for Citibank S.A. from 1986 through 1991, a finance consultant of Hay do Brasil Consultores Ltda. from 1991 through 1993, a manager of human resources development of Banco Nacional S.A. from 1993 through 1995, a human resources officer for Banco Inter-Atlântico from 1996 through 1997, a human resources officer of Origin Brasil from 1997 through 2000 and the human resources officer of Banco ABN AMRO Real S.A. from 2000 to 2006. Currently, she is an executive officer of Universia Brasil S.A.

Oscar Rodriguez Herrero. Mr. Rodriguez is Spanish and was born on October 4, 1971. He holds a bachelor’s degree in business administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and an MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As one of our executive vice-presidents, he is the head of our risk management area. Mr. Rodriguez has been engaged in the financial market for 15 years. He served as an analyst of credit risk of Santander Investment in Spain from 1994 to 1998. He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004. Mr. Rodriguez also served as credit risk officer of the wholesale banking and corporate areas of Banco Santander from 2004 to 2006. Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Pedro Paulo Longuini. Mr. Longuini is Brazilian and was born on June 7, 1957. He holds a degree in mechanical engineering from Instituto Tecnológico de Aeronáutica. As one of our executive vice-presidents, he is in charge of Corporate Affairs, including the legal department and compliance. Mr. Longuini has been engaged in the financial market for 24 years. He was a vice-president of Citibank S.A. from 1985 through 1996. Mr. Longuini joined Banco Real in 1996 as controller and in 1999 became the executive officer of operations and financial control. Mr. Longuini was vice-president of Banco ABN AMRO Real S.A. from 2003 to 2009. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Agropecuária Tapirapé S.A., Isban Brasil S.A., Universia Brasil, S.A., and Norchem Participações e Consultoria S.A., officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários, chief executive officer of Santander Leasing S.A. Arrendamento Mercantil and Santander Advisory Services S.A., administrator of Santander Brasil Administradora de Consórcio Ltda. He is also member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Arnaldo Penteado Laudisio. Mr. Laudisio is Brazilian and was born on August 17, 1963. He holds a law degree from the Universidade de São Paulo, having graduated in 1985, a master’s degree from the Universidade de São Paulo in 1996. He is a post-graduate from Universidade de Paris II in 1991. Mr. Laudisio has been engaged in the legal area for 24 years. He was the attorney of the city of São Paulo from 1988 to 2000 and a partner of Lefosse Advogados (Linklaters Brasil) from 2000 through 2006. He started at Santander in 2006 as Legal Executive Superintendent. As executive officer he acts as legal officer of the Disputes area since November 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda.

Javier Fonseca Viader. Mr. Viader is Spanish and was born on January 17, 1972. He holds a degree in business administration from Universidad Antonio de Nebrija in Madrid. As our executive officer, he has been responsible for internal audit for Banco Santander (Brasil) S.A. since 2005. He started his career at the Santander Group in 1996.

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in electrical engineering from Faculdade de Engenharia Industrial (FEI) in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo. As one of our executive officers, he is responsible for real estate finance and mortgage credit. Mr. Machado has been engaged in the treasury business for 17 years. He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A. He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an executive officer of Banco ABN AMRO Real S.A. from 2003 to 2009. Currently, he is an executive officer of Banco Bandepe S.A., Webmotors S.A. and Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. He is also member of the board of directors of Companhia Brasileira de Securitização - Cibrasec.

Luciane Ribeiro. Ms. Ribeiro is Brazilian and was born on June 7, 1963. She holds a degree in economics from Fundação Armando Alvares Penteado. As one of our executive officers, she is currently responsible for Santander Brasil asset management operations. Ms. Ribeiro has been engaged in the financial market for 24 years. She started at BankBoston in 1983 and in 1985 she worked for Banco Safra S.A., and served as an investment advisor from 1996 to 1999. She was an executive officer of Safra Asset Management since 2002. She started working for Banco ABN AMRO Real S.A. S.A. in 2006 as a securities portfolio manager. Currently, she is also chief executive officer of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. She is also member of the board of directors of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. and President of the management council of Ethical Fund. She is also a coordinator of the Database subcommission and of the investment funds commission of ANBID and a member of the asset management committee of ANDIMA and of the communication committee of IBGC.

Luis Félix Cardamone Neto. Mr. Cardamone is Brazilian and was born on March 16, 1964. He studied business administration at Fundação Lusíadas - Faculdade de Administração de Empresas de Santos. As one of our executive officers, he is responsible for the consumers’ financing area. Mr. Cardamone has been engaged in the financial market for 27 years. He was a sales assistant of Banco Antônio de Queiroz from 1982 through 1985, manager of Banco Comind in 1985 and chief in administration services and manager of Banco Itaú S.A. from 1985 through 1987, and worked at Banco ABN AMRO Real S.A. from 1988 to 2009. Currently, he is also a chief executive officer of Aymoré Crédito, Financiamento e Investimento S.A., officer of institutional relations and member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil, executive officer of Santander Administradora de Consórcio Ltda., chief executive officer of Webmotors S.A. and executive officer of Banco Bandepe S.A.

Marco Antonio Martins de Araújo Filho. Mr. Araújo is Brazilian and was born on June 19, 1965. He holds a law degree from the Universidade de Brasília and an LLM in international business and trade law from Fordham University in New York, New York. He is licensed to practice law in Brazil (1988) and in the State of New York, United States (Appellate Division, 2nd Department - 1993). Mr. Araújo has been engaged in the legal area for more than 20 years. As our executive officer, he is in charge of Banco Santander’s business legal department, which comprises the retail, wholesale, asset management and company’s affairs legal services area. He was a partner of Araújo & Castro Advogados in 1988, a parliamentary advisor from 1989 to 1991 and a senior lawyer for Banco Itaú BBA S.A. from 1994 to 2003. He joined ABN AMRO in 2003, and was ABN AMRO’s Latin America General Counsel and an executive officer of Banco ABN AMRO Real S.A., covering eight countries in Latin America, including Brazil. In 2007, the Brazilian Minister of Finance appointed Mr. Araujo as a council member to the Brazilian Financial System Administrative Court of Appeals, or “CRSFN”, where he currently holds the Vice-President chair.

Marcos Matioli de Souza Vieira. Mr. Vieira is Brazilian and was born on January 4, 1961. He holds a degree in business administration from Fundação Getúlio Vargas. As one of our executive officers, he is responsible for corporate development and private equity. Mr. Vieira has been engaged in the financial market for 26 years. He was an analyst for Banco Chase Manhattan from 1983 to 1986 and a finance manager of L.E. Ind. e Com Ltda. from 1986 to 1987. He started as a credit manager for Banco ABN AMRO Real S.A. in 1988 and was an executive officer of Banco ABN AMRO Real S.A. from 1998 to 2009. Currently, he is also an executive officer of Companhia Real de Valores Distribuidora de Títulos e Valores Mobiliários and Santander Brasil Administradora de Consórcio Ltda. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI, Companhia de Crédito, Financiamento e Investimento RCI Brasil, Real Microcrédito Assessoria Financeira S.A., Celta Holdings S.A., Companhia Brasileira de Soluções e Serviços S.A. - Visa Vale, Fidelity Processamento e Serviços S.A. and Tecnologia Bancária S.A - TECBAN.

Maria Luiza de Oliveira Pinto e Paiva. Ms. Paiva is Brazilian and was born on July 14, 1963. She holds a degree in psychology from Pontifícia Universidade Católica in São Paulo and has a specialization degree in human resources from the University of Michigan. As one of our executive officers, she is responsible for the creation of our sustainable development area in Santander Brasil and the implementation of the sustainability concept throughout the organization. Ms. Paiva has been engaged in the sustainability area for more than 8 years. She was the human resources manager for Banco Nacional S.A. from 1981 to 1994 and for Banco Real in the Regional Office for Latin America and the Caribbean and head of the Global Human Resources Department in the Commercial and Consumer clients business in ABN AMRO Bank, NV. Currently, she is also a member of the board of directors of Real Microcrédito Assessoria Financeira S.A.

Pedro Carlos Araújo Coutinho. Mr. Coutinho is Brazilian and was born on April 2, 1966. He holds a degree in business administration from Instituto Superior de Ciências, Letras e Artes de Três Corações - INCOR - MG, a postgraduate degree in financial administration from Fundação Dom Cabral and an MBA with a focus on marketing from Instituto de Ensino e Pesquisa -INSPER. As one of our executive officers, he is responsible for the points of sale of Banco Santander. Mr. Coutinho has been engaged in the financial market for 25 years. He was responsible for the small and middle companies segment in Banco Nacional S.A. from 1983 to 1995, was a retail manager of Unibanco S.A. from 1995 to 1997 and has been an executive officer of Banco Santander since 1997.

Wagner Augusto Ferrari. Mr. Ferrari is Brazilian and was born on August 7, 1958. He holds a degree in business administration from Instituto Amador Aguiar - Osasco and an MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our executive officers, he is responsible for the retail area. Mr. Ferrari has been engaged in the financial market for 25 years. He was the purchase manager for Construtora Gavião Monteiro from 1981 to 1982 and executive officer of Banco Real from 1983 to 2009. Currently, he is also a member of the board of directors of Real Microcrédito Assessoria Financeira S.A.

Alexandre Schwartsman. Mr. Schwartsman is Brazilian and was born on February 7, 1963. He holds a degree in business administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo, a master’s in economics from the Universidade de São Paulo and a Ph.D in economics from the University of California. As one of our officers, he is the head of economic research. Mr. Schwartsman has been engaged in the economics research area for more than 20 years. He was a professor of economics at Pontifícia Universidade Católica de São Paulo from 1987 to 1991, a professor of economics at the Universidade de São Paulo from 1990 to 1991, a teaching assistant at the University of California in 1994, a professor of economics at Instituto de Ensino e Pesquisa - INSPER, an economist for Unibanco - União de Bancos Brasileiros S.A. from 1985 to 1986, an economist for Companhia Brasileira de Distribuição from 1986 to 1991, chief economist for Crédit Agricole Indosuez Emerging Markets from 1995 to 1998, chief economist and research officer for Indosuez W.I. Carr Securities from 1991 to 2001, chief economist and chief of research of BBA Corretora, chief economist and officer of Unibanco - União de Bancos Brasileiros S.A. in 2003, the Deputy Governor for International Affairs at Banco Central do Brasil from 2003 to 2006 and chief economist in Latin America of Banco Real from 2006 to 2008 and chief economist in Brasil from 2008 to 2009.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in accounting from the Universidade Santa Úrsula. As one of our officers, he supervises accounting management. Mr. Gouveia has been engaged in the area of accounting for financial institutions for 23 years. He was an audit manager for KPMG until 1991, accountancy manager of Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999, supervisory manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and has been an accountancy controlling manager of the Santander Group since 2001. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. and Santander Brasil Administradora de Consórcio Ltda. He is also member of the Fiscal Council of Companhia Energética de São Paulo.

André Fernandes Berenguer. Mr. Berenguer is Brazilian and was born on January 13, 1968. He holds a degree in business administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas. As our officer, he is responsible for Global Transaction Banking. Mr. Berenguer has been engaged in the financial market for over 20 years. He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO - Grupo Odebrecht from 1988 through 1992, financial manager of Tenenge S.A. - Grupo Odebrecht from 1993 through 1996, relationship manager of Banco BBA Creditanstalt S.A. from 1996 through 2000, senior manager of BBA Securities Corp., NY from 2000 through 2001, Officer of ING Wholesale Bank and has been at Santander Brasil since 2007. He is José de Menezes Berenguer Neto’s brother.

Antonio Fernando Laurelli Ribeiro. Mr. Ribeiro is Brazilian and was born on April 17, 1958. He holds a degree in business administration and a master’s degree in finance from Fundação Getúlio Vargas. As one of our officers, he is the executive supervisor of compliance in Latin America. Mr. Ribeiro has been engaged in the financial market for 29 years. He was the planning manager of Credicard S.A. Adm de Cartões de Crédito from 1980 through 1982, credit analyst of Bank of America N.T. & S.A. from 1982 through 1985, manager of the public sector companies area at Citibank N.A. from 1985 through 1986, manager at ABN AMRO Bank from 1991 through 1998 and started at Banco Real in 1998 as financial institutions manager. Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda. and Santander Brasil Administradora de Consórcio Ltda.

Antonio Pardo de Santayana Montes. Mr. Montes is Spanish and was born on November 5, 1971. He holds a degree in economics and a law degree from the Universidade Pontifícia Comillas in Icade. As one of our officers, he is responsible for the development of policies, systems, methods and risk control. Mr. Montes has been engaged in the accountancy area for 14 years. He was an advisor of PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000, and senior manager of Monitor Company from 2000 to 2005 and has been with the Santander Group since 2008.

Carlos Leibowicz. Mr. Leibowicz is Argentine and was born on December 31, 1970. He holds a degree in economics from the Universidad Nacional de Cuyo (Mendoza, Argentina). As our officer, he is responsible for wholesale clients. Mr. Leibowicz has been engaged in the banking market for 15 years. He started his career at ABN AMRO Bank N.V., Argentina, in 1994, where he was a corporate banking officer from 1996 through 1998 and head of risk management from 1998 through 2002. In 2002, he started at Banco Real as a senior manager, where he held several positions, including head of Latin America risk management, where he stayed until 2005, when he went back to ABN AMRO Bank N.V. as global head of Country risk management. After that, Mr. Leibowicz was a vice-president at Banco Antonveneta S.p.A. from 2006 through 2008, a chief risk officer of Banco Real in 2008 and has been at Banco Santander (Brasil) S.A. since October 2008 as head of Corporate banking.

Cassius Schymura. Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in electrical engineering from the Pontifícia Universidade Católica in Rio de Janeiro and a master’s in business administration from Fundação Dom Cabral. As one of our officers, he is responsible for the products, payment and credit cards areas. Mr. Schymura has been engaged in the financial products area for 20 years. He was the investment products manager for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate of Booz Allen & Hamilton in 1999, a board member and the president officer of Idéiasnet S.A. from 2000 to 2001, and the general manager of SOFTCORP from 2001 to 2004 and has been with the Santander Group since 2004. Currently, he is also member of the board of directors of Companhia Brasileira de Soluções e Serviços, and Chairman of the Board of Directors of Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima.

Claudio Almeida Prado. He is Brazilian and was born on February 28, 1964. He holds a bachelor’s degree in Electrical Engineering from the Polytechnic School of Universidade de São Paulo and master’s degree in Computer Engineering from the same institution. He has been working in technology area for 21 years. As one of our officers, he is responsible for Information Technology area at Santander Group. From 1999 to 2000 he worked at Banco Real as Superintendent of Electronic Commerce. From 2002 to 2004 he worked at Plataforma Eletrônica S.A., serving as CEO and Technology Officer. Since 2005 he joined the Santander Group, having served, from 2005 to 2007 as Executive Superintendent of Support to Innovation area and Banking Correspondent, being responsible for implementing and supporting the innovation process and developing the network of correspondents, and Executive Superintendent of IT Solutions and Technology Innovations area, being responsible for all software applications at Banco Real. In 2008 he held the office of Senior Executive Superintendent, being responsible for the entire information technology area.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in accounting from Faculdades Tibiriça and an MBA from Instituto de Ensino e Pesquisa -INSPER. As one of our officers, he is responsible for the small and medium enterprises business area. Mr. Viani has been engaged in the financial market for 26 years. He was an auditor of Banco Itaú S.A. from 1986 to 1990. He started as a senior auditor of BankBoston S.A., where he was a managing officer from 2005 to 2007 and has been our managing officer of business since 2007.

Eduardo Müller Borges. Mr. Borges is Brazilian and was born on September 12, 1967. He holds a degree in business administration from the Pontifícia Universidade Católica. As one of our officers, he is responsible for the corporate and investment banking areas. Mr. Borges has been engaged in the local and international financial market for 16 years. He was an international trade manager and then an international capital markets senior manager of the First National Bank of Boston, São Paulo from 1993 to 1996, vice-president in emerging markets syndicated loans of BancBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000, capital markets vice-president of Banco JP Morgan S.A. from 2000 to 2002, capital markets vice-president of Banco Santander Brasil S.A. from 2002 to 2004, officer of ING Bank N.V. São Paulo from 2004 to 2005 and has been working at Banco Santander again since 2005.

Flávio Tavares Valadão. Mr. Valadão is Brazilian and was born on July 1, 1963. He holds a degree in electrical engineering from Escola de Engenharia Mauá, an accounting and finance degree from the Instituto Brasileiro de Mercado de Capitais and a master’s in electrical engineering from the University of Lille in France. As one of our officers, he is responsible for the mergers and acquisitions area. Mr. Valadão has been engaged in the banking business for 20 years. He was a corporative finance officer for Banco Paribas from 1990 to 1998 and in 1998 worked for Banco Real.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in industrial engineering from the Universidade de São Paulo and an MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts. As one of our officers, he is responsible for our insurance operations. Currently, he is also an executive officer of Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A. Before joining Grupo Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, performing projects in both financial and retail practices.

Gustavo Summers Albuquerque. He is Brazilian, and was born on April 20, 1968. He graduated in Computer Engineering at the Instituto Militar de Engenharia and holds master’s and doctor’s degrees in Economics from PUC-Rio. He works in the treasury of the Bank since 2002, and he joined Banco Bozzano Simonsen in 1998. He acts in the financial market since 1994 having worked at Banco BBM and MCM consultoria. In 2009 he served as officer at ANDIMA. Currently he is a member of the operating and ethics committee of ANBIMA and of CETIP’s board of directors.

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian and was born on June 23, 1960. He holds a degree in mechanical engineering from Universidade Mogi da Cruzes - UMC, a specialization degree in finance and an MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our officers, he is responsible for the universities area and the retail segment. Mr. Hannouche has been engaged in the financial market for 25 years. He was a sales officer for Banco Nacional S.A. from 1983 to 1995, retail officer of Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000 and acts in the universities sector of Banco Santander (Brasil) S.A. since 2007.

João Guilherme de Andrade So Consiglio. Mr. Consiglio is Brazilian and Italian and was born on December 07, 1968. He holds a degree in economics from the Universidade de São Paulo, an incomplete masters course in economics from the Fundação Getúlio Vargas and a Post Laurea from the Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As one of our officers, he is currently responsible for Business segment. Mr. Consiglio has been engaged in the financial market for 15 years. He was an economist at Bunge (Serfina S.A. Adm e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been at Banco Santander (Brasil) S.A. since 1995, where he started as the corporate banking manager, then assumed corporate development and private equity functions until 2005 when he became responsible for products. He served as a member of the board of directors at CBSS (Visa Vale) until 2008. Currently, he is also member of the board of directors of Câmara Interbancária de Pagamentos - CIP and member of the Conselho Superior of FUNCEX and President of REB Empreendimentos e Administradora de Bens S.A.

Juan Colas de Casso. He is Spanish and was born on August 19, 1961. He graduated in civil engineering at Escola Politécnica Madrid, Spain, and holds a master’s degree from University of San Diego, in the United States. From November, 1987 to November, 1997 he worked at Citibank N.A., Madrid, Spain, where served as customer FX trader, derivatives trader and derivatives head. From November, 1997 to December, 1999 he worked at Citibank N.A., in Buenos Aires, Argentina, where served as derivatives head, in charge of structuring and sales of derivative products to corporate clients and Argentinean institutions. From January, 2000 to June, 2003 he worked at Citibank N.A., New York/USA where served as head for rate sales for Latin America and was the responsible for the rate products distribution to corporate and Latin American clients. From June, 2003 to December, 2009 he worked at Banco Santander, S.A. in Madrid, Spain, where served as global head for rate sales, being responsible for rate products distribution to institutional corporate in Europe and Latin America. From January, 2010 up to the present date he works in Banco Santander as Senior Executive Superintendent responsible for rate products sales to corporate, institutional and retail clients.

Luis Alberto Citon. He is an Argentine and was born on May 17, 1963. He graduated in Business Administration at Universidad de Buenos Aires, Argentina and holds a master’s degree in Finance from the Universidad del Centro de Estudios Macroeconómicos de Argentina. As a Senior Executive Superintendent of area of Control, Methodology and Systematic of Market Risks, he is responsible for control of market risks and structural risks (interest, liquidity, sovereign and cross border), coordinating support of the functions of Systematic and Methodology (of market and credit). He has been working in the financial markets for 26 years, sharing experiences in the Argentine and Brazilian market. He joined Banco Rio (Argentina) in 1984, he served as operator of the Bureau of Money and area of Financial Planning. He created the area of Market Risks, participated in the integration with Banco Santander in 1997. In 2002 he was transferred to Brazil to be in charge of the area of Market Risks. Subsequently he incorporated the areas of Methodology (market and credit), Systematic of Risks and Economic Results. In 2008, he participated in the integration of the functions and systems with Banco Real.

Luiz Carlos da Silva Cantidio Jr. He is Brazilian, and was born in July 11, 1958. He holds a bachelor’s degree in Business Administration from CCNY - City College of New York - Baruch College. He joined the Santander Group in 1997 as an Officer of the International area. By mid-1999, he became Vice-president, being responsible for the commercial area of Wholesale Bank, and in the last years, for Corporate & Investment Banking. Since January 2009, he is responsible for the area of Equity Investments. At Grupo Santander Brasil he held statutory positions in the following companies: Banco Santander Brasil S.A., Banco Santander S.A., Banco Santander Noroeste S.A., Banco do Estado de São Paulo S.A. - Banespa, Bozano, Simonsen S.A. Distribuidora de Títulos e Valores Mobiliários, Isban Brasil S.A., Agropecuária Tapirapé S.A., Norchem Leasing S.A. - Arrendamento Mercantil, Produban Serviços de Informática S.A., Santander Administradora de Consórcios Ltda., Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda., Santander Banespa Companhia de Arrendamento Mercantil, Santander Banespa S.A. Arrendamento Mercantil, Santander Brasil Arrendamento Mercantil S.A., Santander S.A. Corretora de Câmbio e Valores Mobiliários, Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros, Santander Brasil Seguros S.A., Santander Capitalização S.A., Santander Investimentos em Participações S.A., Santander Seguros S.A., and Banco Santander (Brasil) S.A. as a member of the board of directors from August 31, 2006 to November 26, 2009. From 1995 to 1997 he served as an Officer at Banco Chase Manhattan S.A. From 1993 to 1995, he held the position of Officer at Banco Norchem S.A., responsible for International area. From 1988 to 1993 he served as a Chief Financial Officer at Confab Industrial S.A. From 1984 to 1988 he worked at Citibank, N.A., as a manager responsible for structured business. He also serves as a member of the board of directors at Corporación Sidenor S.A. (España), Madeira Energia S.A. - MESA, WTorre Empreendimentos Imobiliários S/A, Transmissora Aliança de Energia Elétrica S.A. -TAESA e Transmissora Alterosa de Energia S.A.

Luiz Felipe Taunay Ferreira. Mr. Ferreira is Brazilian and was born on March 18, 1967. He holds a degree in business administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo and a master degree in economics from the Universidade de São Paulo. Mr. Ferreira is also a CFA charter holder. As one of our officers, he works in the investor’s relation department. Mr. Ferreira has been engaged in the financial market for 15 years. He was a trader for Banco ING Brasil from 1994 to 1996 and head of equity derivatives market risk management at ING Barings, London from 1996 to 1998. He joined Banco Real in 1998 and has been with the Santander Group ever since. Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A.

Luiz Fontoura de Oliveira Reis Filho. Mr. Oliveira is Brazilian and was born on July 10, 1968. He holds a degree in economics from the Universidade de Brasília and an MBA from Northwestern University’s Kellogg School of Management. As one of our officers, he is responsible for Corporate Investment Banking. Mr. Oliveira has been engaged in the financial market for 18 years. He has been with Banco Real since 1991. Currently, he is also an executive officer of Companhia Petrolífera Marlim and Marlim Participações S.A.

Marcelo Malanga. He is Brazilian and was born on May 18, 1969. He holds a bachelor’s degree in Business Administration from Universidade Bandeirantes de São Paulo, and a master’s degree in Finance and Accounting from Pontifícia Universidade Católica - PUC SP. As Officer of Credit Recovery since 2009, he is responsible for strategy and management of the collection of all the assets of Santander Group in Brazil. He has been working in the financial market for 23 years. He served as the Division Manager of the Banco do Brasil S.A. working in that institution from 1987 to 2001, in which he joined in 1984 as a minor assistant, and subsequently was hired in the administrative career by a federal public examination in 1987, he worked in corporate platform of São Paulo from 1995 to 1998 and from 1998 to 2001 he was responsible for strategy in the business of Governments in Brasilia, acting as manager of PROEX. By joining Banco Santander in 2001, he was responsible for creating the business relationship with the state and local government until 2004, and lately he was responsible for preparing the strategy to withhold the public servants of the State of SP. From 2006 to 2009 he served as a Superintendent responsible for the management and administration of all the branches of Santander in the State of Rio de Janeiro.

Marcelo Zerbinatti. He is Brazilian, born on February 5, 1974. He graduated in Business Administration at FMU - SP, post graduated in Negotiation at FGV - SP and holds a master’s degree of Planning from PUC - SP. He worked at Banco Bradesco S.A. from 1988 to 1992 as Head of Service, at Bank of Boston from 1992 to 1994 as Coordinator of Foreign Exchange, at Banco Real from 1994 to 2006 as Project Superintendent and since 2006 has served as Senior Organization Executive Superintendent responsible for Process and Management of Changes.

Marcio Aurelio de Nobrega. Mr. Nobrega is Brazilian and was born on August 23, 1967. He holds a degree in business administration and economics from the Faculdade Santana. As one of our officers, he is responsible for the IT operational area. Mr. Nobrega has been engaged in the bank business for 25 years. He joined Banco Real in 1982 and works for the Santander Brasil Group ever since.

Marco André Ferreira da Silva. He is Brazilian and was born on December 3, 1965. He holds a bachelor’s degree in Psychology from the Organização Santamarense de Ensino de S. Paulo, holds a MBA degree from the School of Economics and Business Administration at USP, a master’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo and is taking the doctor degree in Business Administration from Mackenzie S. Paulo. As an Officer, is responsible for managing the areas of Education and Organizational Development of Banco Santander Brasil. He has been working in the financial market for 20 years. He served as a Senior Superintendent of Human Resources of Banco Real, which he joined in 1991 as Senior Consultant of Human Resources with professional experience in São Paulo, Chicago -United States and Amsterdam - Netherlands, serving the areas of Education and Leadership Development.

Marcos Adriano Ferreira Zoni. Mr. Zoni is Brazilian and was born on December 10, 1964. He holds a degree in business and public administration from Unisul - Universidade do Sul de Santa Catarina. As one of our officers, he is responsible for the shareholders area. Mr. Zoni has been engaged in the financial market for 20 years. He was a financial manager at Banco Nacional S.A. from 1990 to 1994, controlling manager at Unibanco - União de Bancos Brasileiros S.A. from 1995 to 1997, and control manager of the technology direction at Banco Real from 1997 to 2008.

Maria Eugênia Andrade Lopez Santos. Ms. Santos is Brazilian and was born on January 23, 1966. She holds a degree in economics from the Universidade da Bahia and a postgraduate degree from the Fundação Getúlio Vargas. As one of our officers, she is responsible for relationships with multinational clients in Brazil. Ms. Santos has been engaged in the corporate area for 18 years.

Mauro Siequeroli. Mr. Siequeroli is Brazilian and was born on March 24, 1957. He holds a degree in business administration from the Fundação Getúlio Vargas and a postgraduate degree in industrial resources and general administration also from the Fundação Getúlio Vargas. As one of our officers, he is responsible for services and operations. Mr. Siequeroli has been engaged in the back-office for 19 years. He was an operations officer for Banco Crefisul S.A. from 1985 through 1994, a products officer for Banco BMC from 1995 to 1998, the operations officer for Banco Bandeirantes S.A. from 1999 to 2000 and joined Grupo Santander Brasil since 2001. Currently, he is also an executive officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros and Real Corretora de Seguros S.A. He is also a board member of Banesprev S.A.

Miguel Angel Albero Ocerin. He is Spanish and was born on February 23, 1960. He graduated in Economics Sciences and Business Administration and holds a master’s degree in Financial Markets from Centro Internacional Carlos V (UAM). During his career he has developed management activities in the management of financial resources and human capital in sectors of financial intermediation, asset management, product structuring, business development, development of financial markets and customer relationships. Most of his professional activity has been developed at Grupo CM Capítal Markets (ABN AMRO Group), where he held different executive positions in the companies of the group. He is part of Santander Group since 2007 being responsible for area of Capital Structuring (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing.

Nilo Sérgio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on February 26, 1961. He holds a degree in business administration from UniSantos - Universidade Católica de Santos and an MBA from Fundação Getúlio Vargas and Moroco Associados. As one of our officers, he is responsible for the retail area. Mr. Carvalho has been engaged in the financial market for 25 years. He was a products officer for Unibanco - União de Bancos Brasileiros S.A. from 1994 to 1998, retail and technology officer for Santander Brasil from 1998 to 2004, executive officer of Medial Saúde S.A. from 2004 to 2008 and our retail officer since 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A., and officer of Santander Brasil Administradora de Consórcio S.A.

Ramon Camino Puigcarbó. He is Spanish and was born on February 18, 1962. He graduated in Business Administration at School of Economics, at Complutense de Madrid. As Officer, he is responsible for the business strategy of legal entities of Retail of Banco Santander in Brazil. He has been working in the financial market for 22 years. He served as an expert consultant for the banking business of legal entity from 2004 to 2010, primarily working in the financial markets of Brazil and Mexico. Previously he developed his professional career at Santander Group which he joined in 1999 in Tokyo branch of Banesto and held different positions of responsibility. He served as an Executive Vice-president of Risks at Banco Santander in 2003. In Banesto, a bank of Santander Group in Spain, served as a Deputy General Officer, responsible for the business of legal entity of Retail from 1998 to 2000, Deputy General Officer of Retail Risks from 1996 to 1998 and Officer of Risks of Banco Shaw (Banesto Group ) in Argentina from 1993 to 1995.

Ramón Sanchez Díez. Mr. Díez is Spanish and was born on October 29, 1968. He holds a degree in economics from the Universidad Autonoma de Madrid. As one of our officers, he is responsible for our retail banking operations. He served as a financial analyst for Banco Santander’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Banco Santander S.A. from 1997 to 2003. He was an officer for strategy and investor relations for Banco Santander from 2004 to 2006.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in economics from the Universidade Estadual de Campinas, an accounting degree from the Universidade Paulista and an MBA from FIPECAFI (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), Universidade de São Paulo. As one of our officers, he is responsible for tax issues, tax planning strategies and corporate restructuring processes. Mr. Ribeiro has been engaged in the tax area for 18 years. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the fiscal counsel of the Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006. He is an executive officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros, Real Corretora de Seguros S.A. and Aquanima Brasil Ltda.

Roberto Correa Barbuti. Mr. Barbuti is Brazilian and was born on August 26, 1968. He holds a degree in business administration from the Fundação Getulio Vargas, a law degree from the Universidade de São Paulo and an MBA from Insead. As one of our officers, he is responsible for the equities division, which encompasses equity capital markets, cash equities, exchange traded derivatives, equity derivatives and custody. Mr. Barbuti has been working with Banco Santander since February 2007, initially as the Head of Corporate Finance. He worked during ten years in investment banking with the UBS Group (1997-2007), private equity with International Venture Partners (1995-97), M&A with Banco Patrimônio (1992-94) and strategic business consultancy with McKinsey (1990-92). Currently, he is also an executive officer of Banco Bandepe S.A. and officer of Companhia Real de Valores, Distribuidora de Títulos e Valores Mobiliários, and Real CHP S.A.

Roberto de Oliveira Campos Neto. He is Brazilian and was born on June 28, 1969. He holds a bachelor’s degree in Economics and post graduation in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and holds a master’s degree in Applied Mathematics from Caltech, Passadena-California. He worked at Banco Bozano Simonsen from 1996 to 1999, as served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the area of Stock Exchange (1998) and Head of Area of International Fixed Income (1999). From 2000 to 2003 he worked as Head of International Area and Fixed Income at Banco Santander. In 2006 he served as Portfolio Manager of Claritas. Since 2004 he is part of Banco Santander, having served as Operator, currently he is responsible for the Treasury, and areas of proprietary trading, local and international market making, funding, correspondent banking, quantitative area and business development.

Ronaldo Yassuyuki Morimoto. He is Brazilian and was born on May 5, 1977. He holds a bachelor degree in Economics from School of Economics, at Universidade de São Paulo. He is responsible for area of ALM (Assets and Liabilities Management) / Financial Management and member of Committee of administration of asset and liability (ALCO Local and Global Brazil) since 2006. He has been working in the financial market for 12 years. He joined Banco Santander in 2001, working in different areas such as Governments & Institutions, Products, Finances, Basel Project II and Wholesale Comptroller. He began his career at Banco América do Sul in the area of credit risk in 1998, he worked at Citibank S.A. from 1998 to 2000 and AT&T Latin America from 2000 to 2001. He is currently a member of the Supervisory Committee of the Credit Guarantee Fund (FGC).

Sérgio Gonçalves. Mr. Gonçalves is Brazilian and was born on August 7, 1956. He holds a degree in economics from the Fundação Armando Álvares Penteado and a master’s in executive business administration from the Universidade de São Paulo. As one of our officers, he is responsible for the government and institutions area. Mr. Gonçalves has been engaged in the Brazilian financial market for 29 years. He was an officer of Banco Crefisul from 1987 to 1994, product officer of Nossa Caixa from 1995 to 2000. He was an officer of Banco do Estado de São Paulo S.A. - Banespa from 2001 to 2004.

Ulisses Gomes Guimaraes. He is Brazilian, and was born on March 14, 1970. He holds a bachelor degree in Mechanical Engineering in Aeronautics from ITA - Aeronautical Institute of Technology and holds a master’s degree (Executive MBA in Finance) from IBMEC - Instituto Brasileiro de Mercado de Capitais - São Paulo. He has been working in the financial market for 16 years. He worked at Citibank from 1994 to 1997 as risk manager for the areas of treasury and trust. He joined Banco Real in 1997 and is part of Santander Group since then. He has held the positions of Coordinator of Financial Control, Coordinator of GAP & Liquidity, Financial Control Manager, Manager of area of Support to Strategic Decision Brazil, Executive Superintendent of area of Retail, Executive Superintendent of the area of Support to Strategic Decision Brazil, Executive Superintendent of the area of Support to Strategic Decision in Latin America, Executive Superintendent of the area of Support to Management and Project Development of Finance, and since 2009 he serves as Senior Executive Superintendent in the area of Human Resources, being responsible for the Compensation, MIS and Budget.

Wilson Luiz Matar. He is Brazilian and was born on November 28, 1958. He graduated in Civil Engineer at the Polytechnic School of USP and Business Administrator (graduation and post graduation) at FEA - USP. He has 29 years of banking experience serving in large Brazilian banks (Itaú and Unibanco) and for 11 years at Grupo Santander. He worked at Santander Group for 7 years in the Controller Area, being responsible for management information and budget and for 4 years he has been responsible for Risks of Solvency in the Executive Vice Presidency of Credit and Market Risks, with the functions of control and monitoring of the Group's credit portfolios. He is also President of the Audit Committee of Banesprev, company of private pension plan of the employees of Santander Group.

a.3. Audit Committee:

Maria Elena Cardoso Figueira. Ms. Cardoso is a Brazilian citizen, born on November 29, 1965, graduate in Economics at Pontifícia Universidade Católica do Rio de Janeiro (“PUC/RJ”). She worked as tax manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1991 to 1999. From 1999 to 2000, she responded for the Tax Planning at Banco Santander Brasil and from 2001 to 2002 she worked for Banco Bilbao Vizcaya Argentina Brasil S.A. as an Accounting and Financial Control Officer. From 2003 to 2004 she acted as Tax Officer for financial institutions and international taxation for KPMG Corporate Finance Ltda.

Sérgio Darcy da Silva Alves. Mr. Alves is a Brazilian citizen, born on May 5, 1945, graduate in Economics at Economics and Business Administration College of Universidade Federal do Rio de Janeiro. Employee of the Central Bank of Brazil, approved in public examination. Took office in 1967, performing various functions, including: Officer Responsible for Standards and Organization Matters of the Financial System from 1997 to 2006, Head of the Standard Department of the Financial System from 1991 to 1997, Deputy Head of the Standard Department of the Financial System, being responsible for organizing the Unit together with the former President Gustavo Loyola, at that time Head of Department, from 1985 to 1991; Coordinator in the Department of Capital Markets, in the Division of Authorizations of Financial Institutions until 1985.

Paulo Roberto Simões da Cunha. Mr. Cunha is a Brazilian citizen, born on May 27, 1950. He holds degree in Accounting and Business Administration at Faculdade de Ciências Econômicas de São Paulo, specialization in Finance at Fundação Getúlio Vargas, Audit at Universidade de São Paulo and Economics at the George Washington University. He developed his career at the Central Bank of Brazil and gained experience in banking supervision for 23 years. He is a former audit committee member of Conglomerado Bradesco, DEDIC (Portugal Telecom) and Zamprogna S.A. He is also a former partner of KPMG for financial services. He is currently a statutory audit committee member of BM&FBOVESPA and a fiscal council member of Mahle Metal Leve S.A.

“b” - Judicial, administrative or criminal convictions:

None of the current administrators was convicted in relevant judicial or administrative proceedings.

Mr. Fabio Colletti Barbosa worked as administrator of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. (“Cruzeiro Factoring”), a non-financial company controlled by Banco Real S.A. The bank and fiscal authorities believed in 1997 that Cruzeiro Factoring would be acting as a financial institution without authorization and, therefore, taxes levied on financial transactions (“IOF”) would be owed. Therefore, administrative proceedings were filed and the facts informed to the Public Prosecution Service, which in 2004 filed a criminal lawsuit against Mr. Fabio Barbosa and other administrators for operating a financial institution without authorization in order to eliminate the tax. At the administrative level, the decision of the Appeals Council of the National Financial System and the Revenue Service was to shelve. At the criminal level, there was communication of shelving of the administrative proceeding and the criminal lawsuit is suspended, pending decision that could lead to the dismissal of the case. According to the lawyers of Mr. Fabio Barbosa, the allegations underlying the criminal action are ungrounded, which is proved by the acquittal of the defendants at the administrative level, from where came information that gave rise to the criminal lawsuit.

12.9. - Existence of spouse relationship, common-law marriage or kinship (parents, brothers or sisters and grandparents) between:

a. Banco Santander’s officers

Mr. José de Menezes Berenguer Neto is brother of the Officer Mr. André Fernandes Berenguer.

a. N/A
b. N/A
c. N/A

12.10. - Subordination relationship, service provision or control for the last 3 fiscal years between officers of Banco Santander and (a) subsidiary, whether directly or not, of Banco Santander, (b) Banco Santanter’s holding company, whether directly or not, and (c) if relevant, supplier, client, chargee or debtee of Banco Santander, its subsidiary or holding company or subsidiaries of such subsidiary or holding company

N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 17, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer